UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QRS Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74726X105
(CUSIP Number)

Peter R. Johnson 600 Montgomery Street, 45th Floor San Francisco, CA 94111 (415) 248-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No74726X105	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS: Peter R. Johnson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,741,960

	8	SHARED VOTING POWER 76,200

	9	SOLE DISPOSITIVE POWER 1,741,960

	10	SHARED DISPOSITIVE POWER 76,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No74726X105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS: The Peter R. and Victoria J. Johnson Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY) 94-3347563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 30,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No74726X105	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS: Peter R. Johnson and Victoria J. Johnson GST Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY) 94-6749676

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,200

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 46,200

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON OO

Item 1 Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of QRS Corporation, a Delaware corporation (“QRS” or the “Issuer”), with its principal executive offices located at 1400 Marina Way South, Richmond, CA 94804-3747.

Item 2. Identity and Background.
Name:	Peter R. Johnson
Business Address:	PRJ Holdings, Inc.
600 Montgomery Street, 45th Floor
San Francisco, CA 94111
Principal Occupation:	Chief Executive Officer of PRJ Holdings, Inc.
Criminal Proceedings:	None
Applicable Civil, Judicial or Administrative Proceedings:	None
Citizenship:	Australia
Name:	The Peter R. and Victoria J. Johnson Foundation
(the “Foundation”)
Business and Office Address:	600 Montgomery Street, 45th Floor
San Francisco, CA 94111
Principal Business:	Nonprofit public benefit corporation
Criminal Proceedings:	None
Applicable Civil, Judicial or Administrative Proceedings:	None
Place of Organization:	California
Name:	Peter R. Johnson and Victoria J. Johnson GST Trust (the “Trust”)
Business and Office Address:	Peter R. Johnson and Victoria J. Johnson GST Trust
600 Montgomery Street, 45th Floor
San Francisco, CA 94111
Principal Business:	Trust
Criminal Proceedings:	None
Applicable Civil, Judicial or Administrative Proceedings:	None
Place of Organization:	California
Item 3 Source and Amount of Funds or Other Consideration.
Not applicable
Item 4 Purpose of Transaction.

Mr. Johnson may in the future seek to acquire additional Shares or may seek to dispose of all or a portion of the Shares beneficially owned by him. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions or otherwise. There can be no assurance that any such acquisition or disposition of Shares would occur or as to the timing or method of any such acquisition or disposition. Mr. Johnson would not currently anticipate making additional purchases of the Shares at current share price levels, although he reserves the right to do so. In addition, Mr. Johnson may take certain actions that, for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), could result in Mr. Johnson being deemed to have a current intent to seek to change or influence the control of QRS, although Mr. Johnson has not formulated any specific plan or proposal with respect to such actions and there is no assurance that any plan or proposal will ever be developed or, if it is developed, as to the terms or timing of any such plan or proposal.

Mr. Johnson has entered into preliminary discussions with other potential investors to seek acquisitions of companies or assets in the retail information services industry. In connection with its current interest in acquiring companies or assets in the retail information services industry, Mr. Johnson may in the future seek to acquire additional securities of or make an investment in QRS, or to acquire assets of QRS, which could result in a proposal to seek to change or influence control of QRS, including an acquisition of QRS or a material portion of its assets. Any such plan or proposal which is formulated could involve or be effected through one or more privately negotiated purchases of Shares, a negotiated investment in or business combination with QRS or through a tender or exchange offer for some or all of Shares. It is also possible that Mr. Johnson will determine not to pursue any such transaction.

Any such determination will depend on a number of factors, including QRS’s business and financial position and prospects, other developments concerning QRS, the price levels of the Shares, general market and economic conditions, the availability of financing and other opportunities available to Mr. Johnson.

Other than as set forth above, Mr. Johnson does not currently have any present plan or proposal which relates to or would result in any of the transactions or have any of the effects set forth in the Instructions to Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

(a) Mr. Johnson beneficially owns 1,818,160 Shares. The Shares beneficially owned by Mr. Johnson constitute approximately 11.5% of the total number of Shares outstanding, based upon 15,844,267 Shares outstanding as of June 30, 2003 as disclosed in QRS’s most recent Quarterly Report on Form 10-Q. Mr. Johnson has the right to acquire 127,082 Shares through the exercise of stock options and the right to acquire 111,524 Shares through the exercise of warrants. The Trust beneficially owns 46,200 Shares. The Shares beneficially owned by the Trust constitute approximately 0.3% of the total number of Shares outstanding. The Foundation beneficially owns 30,000 Shares. The Shares beneficially owned by the Foundation constitute approximately 0.2% of the total number of Shares outstanding.

(b) Mr. Johnson has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,741,960 Shares. Mr. Johnson has the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of 76,200 Shares. The Trust has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 46,200 Shares. Mr. Johnson is a trustee of the Trust. The Foundation has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 30,000 Shares. Mr. Johnson is the Treasurer and a Director of the Foundation.

(c) Neither Mr. Johnson, the Trust nor the Foundation has engaged in any transaction in the Shares during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Trust Agreement for the Peter R. Johnson and Victoria J. Johnson GST Trust dated December 30, 1999, Mr. Johnson transferred to the Trust 150,000 shares of common stock of Tradeweave, Inc., which were subsequently exchanged for 42,600 Shares in connection with the merger of Tradeweave, Inc. and QRS. The Trust Agreement grants the trustees, one of which is Peter R. Johnson, the ability to vote or to direct the vote and to dispose or to direct the disposition of the trust property, including the Shares.

Item 7 Material to be Filed as Exhibits.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2003 Date	/s/ PETER R. JOHNSON By: Peter R. Johnson

The Peter R. and Victoria J. Johnson Foundation

September 12, 2003 Date	/s/ PETER R. JOHNSON By: Peter R. Johnson Title: Director

Peter R. Johnson and Victoria J. Johnson GST Trust

September 12, 2003 Date	/s/ PETER R. JOHNSON By: Peter R. Johnson Title: Trustee